FORM 6-K

                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                 April 15, 2002

                               INFICON Holding AG

                              INFICON Holding Inc.

                 (Translation of registrant's name into English)

                                  INFICON Inc.
                                  ------------

                              Two Technology Place
                              --------------------

                          East Syracuse, New York 13057
                          -----------------------------

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|  No |X|

Enclosure: Press Release dated April 15, 2002, announcing first quarter 2002 results.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2002                  INFICON Holding AG


                                      By:  /s/ Peter G. Maier
                                         ---------------------------------------
                                      Name:  Peter G. Maier
                                      Title: Vice President and Chief Financial
                                              Officer

INFICON (ticker: IFCN, exchange: NASDAQ) News Release - 15-Apr-2002

INFICON Announces First Quarter 2002 Results; Company Reports Sequential Revenue Growth of 14% SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--April 15, 2002--INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and critical sensor technologies for the semiconductor and related industries and other industrial applications, today announced results for the first quarter ended March 31, 2002.

Revenues for the first quarter of 2002 were $30.8 million, representing a 14% increase over the $27.0 million reported in the fourth quarter and compared to $49.2 million for the first quarter of last year. The Semiconductor Vacuum Instrumentation revenues were $6.9 million in the first quarter of 2002 versus $5.6 million in the fourth quarter 2001 and $18.9 million in the same quarter of 2001. The General Vacuum Instrumentation revenues for the first quarter of 2002 were $23.9 million compared to $21.4 million in the fourth quarter 2001 and $30.3 million in the first quarter of last year.

Net income for the quarter was slightly above breakeven at $20,000 ($0.01 per diluted share -- $0.00 per ADS), compared to $6.7 million ($2.88 per diluted share -- $0.29 per ADS) last year. The company ended the quarter with $31.9 million in cash and cash equivalents, and generated positive cash flow on an operating basis.

"We are encouraged by our performance in the first quarter, particularly the increase in semiconductor revenues," said James Brissenden, chief executive officer of INFICON Holding AG. "Even better news is that we are seeing a significant increase in quotation activity, which usually foreshadows major upturns in our order intake and then sales. Finally, we are seeing growing evidence of an increase in capital expenditures on the part of semiconductor companies in general and 300mm fabs in particular, giving added credence to our expectation of a semiconductor upturn starting in the second half of 2002."

"Based on this expectation, we are increasing growth-related spending while continuing to control discretionary spending," continued Brissenden. "During the first quarter, we increased both R&D and sales and marketing compared to the fourth quarter. The increased investment in R&D supports our advanced process control initiatives, while the sales and marketing investments expand our established sales, service and technical support efforts in Taiwan and China, an increasingly important geographic sector for the semiconductor industry. These investments further strengthen the foundation INFICON has laid for rapid growth and market share gains when the semiconductor industry recovers."

Conference Call Information

INFICON Holding AG will hold a conference call to discuss its first quarter results on April 15, 2002 at 10:00 a.m. EDT/4:00 p.m. CET. To access the conference call, please dial +1.212.896.6110 by 9:50 a.m. EDT/3:50 p.m. CET. A live webcast of the conference call will also be available via the INFICON website at www.inficon.com. To access the replay, please dial please dial +1.858.812.6440 (for access outside the U.S.) or +1.800.633-8284 (for access in the U.S.), reservation 20483009. The replay will be available until 5:00 p.m.EDT/11:00 p.m. CET on April 22nd.

ABOUT INFICON

INFICON is a leading manufacturer of vacuum instrumentation and critical sensor technologies for the semiconductor and related industries. These analysis, measurement and control products are used in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also sells innovative instruments to the air conditioning/ refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2001 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2002.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               INFICON Holding AG
                        Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                                          Three Months Ended
                                                               March 31,
                                                         2002            2001
                                                      (Unaudited)    (Unaudited)
Net sales                                               $ 30,812       $ 49,186
Cost of sales                                             17,656         24,773
                                                        --------       --------
Gross profit                                              13,156         24,413

Research and development                                   3,744          2,922
Selling, general and
 administrative                                            9,963         12,603
                                                        --------       --------
Income from operations                                      (551)         8,888

Interest (income), net                                      (106)           (74)
Other (income), net                                          (25)          (162)
                                                        --------       --------
Income before income taxes                                  (420)         9,124
Provision for income taxes                                  (440)         2,461
                                                        --------       --------

Net income                                              $     20       $  6,662
                                                        ========       ========

Shares used to compute net income per share:
Basic                                                      2,315          2,315
Diluted                                                    2,315          2,315

Net income per share:
Basic                                                   $   0.01       $   2.88
Diluted                                                 $   0.01       $   2.88

Net income per ADS:
(10 ADS : 1 Share)
Basic                                                   $   0.00       $   0.29
Diluted                                                 $   0.00       $   0.29

                               INFICON Holding AG
                           Consolidated Balance Sheets
                           (U.S. Dollars in thousands)

                                                       March 31,      December 31,
                                                          2002            2001
                                                      -----------     ------------
                                                      (Unaudited)       (Audited)
Assets
Current assets:
Cash and cash equivalents                               $ 31,870        $ 33,788
Accounts receivable, trade                                19,471          17,166
Accounts receivable - affiliates                           1,084             979
Inventories                                               20,186          21,729
Deferred tax asset                                         3,411           3,440
Other current assets                                       3,326           2,079
                                                        --------        --------
Total current assets                                      79,348          79,181

Property, plant and equipment, net                        18,203          16,020
Deferred tax asset                                        37,637          38,837
Other assets                                               2,960           4,156
                                                        --------        --------
Total assets                                            $138,148        $138,194
                                                        ========        ========
Liabilities and stockholders' equity

Current liabilities:
Accounts payable, trade                                 $  5,454        $  4,855
Accounts payable - affiliates                                402             409
Accrued liabilities                                       11,265          10,641
Income taxes payable                                         717           1,084
Deferred tax liability                                        39             451
                                                        --------        --------
Total current liabilities                                 17,877          17,440

Deferred tax liability                                     1,240           1,230
                                                        --------        --------
Total liabilities                                         19,117          18,670

Stockholders' equity                                     119,031         119,524
                                                        --------        --------

Total liabilities and
 stockholders' equity                                   $138,148        $138,194
                                                        ========        ========

                               INFICON Holding AG
                      Consolidated Statements of Cash Flow
                           (U.S. Dollars in thousands)

                                                          Three Months Ended
                                                               March 31,
                                                         2002            2001
                                                     -----------      -----------
                                                     (Unaudited)      (Unaudited)
Cash flows from operating activities:
Net income                                             $     20        $  6,662
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
Depreciation and amortization
 of property, plant, and equipment                          901             732
Deferred taxes                                              827             667
Changes in operating assets
 and liabilities:
Trade accounts receivable                                (2,488)         (3,249)
Inventories                                               1,432          (1,931)
Other assets                                                  2            (457)
Accounts payable                                            608          (3,128)
Accrued liabilities                                         712           2,934
Income taxes payable                                       (347)           (538)
Other liabilities                                            --             196
Accrued pension benefits                                   (120)           (175)
                                                       --------        --------
Net cash provided by operating
 activities                                               1,547           1,713

Cash flows from investing activities:
Purchases of property, plant
 and equipment                                           (3,088)         (1,399)
                                                       --------        --------
Net cash used in investing
 activities                                              (3,088)         (1,399)

Cash flows from financing activities:
Payments on notes receivable
 from officers                                               --             707
(Payment on) long-term debt                                  --            (122)
(Repayment of) advances from
 Unaxis for reorganization                                   --          (6,679)
                                                       --------        --------
Net cash (used in) financing activities                      --          (6,094)
                                                       --------        --------
Effect of exchange rate changes
 on cash and cash equivalents                              (377)         (1,310)
                                                       --------        --------
(Decrease) in cash and cash equivalents                  (1,918)         (7,090)
Cash and cash equivalents at
 beginning of period                                     33,788          28,700
                                                       --------        --------
Cash and cash equivalents
 at end of period                                      $ 31,870        $ 21,610

Contact:
CORPORATE CONTACT
Betty Ann Kram
Director of Corporate Communications
Associates, Inc.
and Investor Relations
+1.315.434.1122
BettyAnn.Kram@inficon.com
or
EUROPEAN CONTACT
Peter Butikofer & Company
Bernhard Schweizer
+41.1.447.1220
bschweizer@buetikofer.ch
or
NORTH AMERICANCONTACT
Lippert/Heilshorn & Associates, Inc.
Jody Burfening/Kathy Price
+1.212.838.3777
jbs@lhai.com